EXHIBIT 5.2

MORGAN BEAUMONT, INC

ADDENDUM TO

EMPLOYMENT AGREEMENT

THIS ADDENDUM is made the 1st Day of July, 2006, by and between Morgan Beaumont, Inc (the "Company") and Daniel Davis (the "Executive") Company and Executive may be referred to collectively in the Addendum as the "Parties".

Whereas, Company and Executive entered into an Employment Agreement dated September 16, 2005 (the " Employment Agreement"); and

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, the Parties agree as follows:

Extension of Employment Agreement until September 30th 2008.

Base Salary.        Executive's base annual salary will be $165,000, effective September 1st 2006 paid in accordance with the Company's normal payroll practices with such payroll deductions and withholdings as are required by law.

Stock Options.    On the Commencement Date, the Compensation Committee of the Board of Directors shall grant Executive an additional 350,000 Options. These additional Options will vest 100,000 October 1, 2006 and 250,000 October 1, 2007. The strike price shall be forty one cents (.41) which was the closing price of the stock on June 30th.

Other Benefits. Executive will be eligible to receive

(a) four weeks vacation, accrual of which will being September 1st 2006.

and

(b) car allowance of $500.00 per month effective September 1st 2006.

All Other Terms and Conditions to remain in effect as stated in the Employment Agreement Dated September 16th 2005 as signed and executed by the Parties.

IN WITNESS WHEREOF, the Company and Executive have executed this Agreement on the dates shown below, but effective as of September 1st, 2006.

MORGAN BEAUMONT, INC.		EXECUTIVE
Name:	Clifford Wildes	Name:	Daniel Davis
Signed:	/s/ Clifford Wildes	Signed:	/s/ Daniel Davis
Dated:	July 7, 2006	Dated:	July 7, 2006